Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On May 27, 2022, Freightos HK completed a reorganization pursuant to which shareholders of Freightos HK exchanged shares in Freightos HK for shares in Freightos Limited, and Freightos HK became a subsidiary of Freightos Limited. Unless the context otherwise requires, all references in this section to the “Company,” “Freightos,” “we,” “us,” or “our” refer to the business which belonged to Freightos HK, including its subsidiaries, through May 27, 2022, and to Freightos Limited, including its subsidiaries, after May 27, 2022.

You should read the following discussion and analysis of our financial condition and results of operations together with our interim unaudited consolidated financial statements for the six months ended June 30, 2023, included as Exhibit 99.1 to this Report on Form 6-K (this “Report”) and our audited consolidated financial statements and the related notes for the year ended December 31, 2022 appearing in our Annual Report on Form 20-F for the year ended December 31, 2022 (our “Annual Report”) and “Item 5 – Operating and Financial Review and Prospects” of that Annual Report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of our Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Our mission is to expand trade among the people of the world by digitalizing the international shipping industry, reducing the friction that plagues global supply chains.

We operate a leading, vendor-neutral booking and payment platform for international freight. Our global freight booking and payments platforms, Freightos.com and WebCargo eBooking (collectively, the “Platform”) supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers and exporters, thousands of freight forwarders, and dozens of airlines and ocean carriers. According to the United Nations Conference on Trade and Development, the value of goods traded internationally reached a record level of $24.9 trillion in 2022, representing nearly one quarter of the world’s gross domestic product. International trade is facilitated by the third-party logistics market, which, according to Astute Analytica, a research and data firm, was valued at $1.1 trillion in 2022 and is expected to reach $2.3 trillion by 2031, at a compounded annual growth rate of 8.7% between 2023 and 2031.

Despite its size and importance, global freight has not yet undergone a comprehensive digital transformation. Unlike passenger travel, hotels and retail, cross-border freight services remain largely offline, opaque and inefficient. Most international air and ocean shipments involve multiple intermediaries, often with as many as 30 actors and 100 people, communicating across time zones. These manual processes, replicated hundreds of thousands of times each day, typically result in delays, extra expenses, non-binding and inconsistent pricing, and uncertain transit times. Even on major trade lanes, such as Asia to the United States, our research shows that it is common for importers and exporters to wait several days for a spot price quote, and prices often vary by tens of percentage points. Actual prices and transit times are not guaranteed and are unpredictable, impairing supply chain planning and execution.

The consequences of this dysfunction reach international freight, supply chains and, ultimately, businesses and consumers everywhere. As a result, consumers pay more for goods, businesses experience reduced margins, and goods remain under or overstocked. The environment also suffers from this lack of efficiency; according to the International Air Transport Association (“IATA”), air cargo holds, for example, are typically about 50% unutilized, doubling greenhouse gas emissions per unit weight.

These challenges are exacerbated by ongoing and persistent supply chain problems, making global freight pricing more volatile than most stock and commodity markets. Without digitalization, supply chains are unable to respond to stressors in an agile and cost-effective manner. As a result, supply chains have struggled to adjust in an agile and cost-effective manner to stresses, such as wars, pandemics, weather problems, strikes, obstructions and other restrictions in key trade bottlenecks, such as the Suez Canal and Panama Canal, and trade wars.

We believe that the key metric for the size of our marketplace is the number of transactions on our Platform (“#Transactions”) and secondarily our gross bookings value (“GBV”), which represents the value of transactions consummated between the purchasers of logistics services, such as freight forwarders and importers/exporters (“Buyers”) and the sellers of logistics, services such as carriers and freight forwarders (“Sellers”) on our Platform, plus related fees charged to Buyers and Sellers, and pass-through payments such as duties. We also believe this metric to be a bellwether of marketplace liquidity and growth, correlated to the potential for Platform revenue. #Transactions on our Platform started growing rapidly in 2020 as carriers increasingly adopted digital cargo sales and bookings. GBV started growing rapidly too, however, GBV is directly influenced by industry price levels, which can fluctuate dramatically, which is why we believe #Transactions provides a more stable indicator of our Platform’s traction and liquidity.

We are focused on growing #Transactions and the resulting GBV. Alongside this growth, we are gradually increasing value to Platform users, which, in turn, allows us to increasingly monetize transactions and generate increased revenue. #Transactions in the first half of 2023 reached 468.6 thousand, up 77% from the first half of 2022, with 265.1 thousand on a pro forma basis. GBV in the first half of 2023 reached $323.5 million, up 15% from the first half of 2022 when GBV on a pro forma basis was $281.6 million.

The pro forma numbers include subsequent acquisitions. In particular, our 7LFreight business is primarily part of our Solutions segment (as defined below); but it also generates GBV from trucking bookings, which we started counting in our #Transactions and GBV key performance indicators (“KPIs”) in June 2022.

Our Business Model

Our Platform is a three-sided marketplace, digitally connecting freight carriers (primarily airlines, and also ocean liners and trucking companies), freight forwarders and importers/exporters. We also provide solutions including software as a service (“SaaS”) and industry data to help market participants automate and optimize their buying, pricing and selling processes (our “Solutions segment”). As more market participants use our Platform, we are able to drive increased efficiencies throughout the highly-fragmented international freight industry.

We derive most of our revenue from (1) transaction fees and service fees in our Platform segment and (1) subscriptions and professional service fees in our Solutions segment, which includes SaaS solutions as well as data offerings such as price indexes and other data feeds in our Freightos Terminal product, which is our market intelligence product designed to improve supply chain decision-making, planning, and pricing transparency. As of the date of this Report, the majority of our revenue is generated from our Solutions segment, but we anticipate that, driven by marketplace growth dynamics and increased monetization across a growing suite of features, our Platform segment will continue to grow more quickly than our Solutions segment and become our main source of revenue.

Platform Growth Dynamic

Currently, our primary business objective is scaling booking Transactions on our Platform. As our Platform grows and matures, expanding across more regions, carriers and modes, and as we increase value to users, we expect Buyers and Sellers will be willing to pay higher fees for our services, so that revenue growth will follow GBV growth after some time lag.

Key processes which we use to grow our Platform are:

●	Attracting and retaining Buyers and Sellers, thereby increasing supply and demand, respectively.
●	Enabling online payments that are reconciled automatically with actual shipment bookings.
●	Providing benchmark data to increase transparency and optimize pricing for market participants.
●	Delivering SaaS tools to help Sellers automate price quotes, which increases the supply that is available online, and tools to help Buyers organize and expand their online procurement.

Significant Events and Transactions

Business Combination and Public Company Costs

On May 31, 2022, we entered into a Business Combination Agreement with Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“Gesher”), Freightos Merger Sub I, a Cayman Islands exempted company limited by shares (“Merger Sub I”) and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares (“Merger Sub II”), pursuant to which, on the terms and subject to the conditions set forth therein, (i) Merger Sub I merged with and into Gesher, with Gesher surviving as a wholly owned subsidiary of Freightos (the “First Merger”), and (ii) Gesher merged with and into Merger Sub II, with

Merger Sub II surviving as a wholly owned subsidiary of Freightos (the “Second Merger”, and together with the First Merger, the “Business Combination”). Those transactions closed (the “Closing”) on January 25, 2023 (the “Closing Date”).

Immediately prior to the First Merger, Freightos and its shareholders engaged in a recapitalization so that the only outstanding equity securities of Freightos were the ordinary share of Freightos, par value $0.00001 per share (the “Freightos Ordinary Shares”) and certain options to acquire Freightos Ordinary Shares that remained outstanding following the Business Combination. To effect this recapitalization, (1) each preferred share of Freightos automatically converted into Freightos Ordinary Shares in accordance with the Freightos organizational documents, and (2) immediately following such conversion, each then issued and outstanding Freightos Ordinary Share automatically converted into 3.51806 Freightos Ordinary Shares.

The Business Combination is accounted for as an acquisition of an entity which does not constitute a business. Freightos is treated as the acquirer and Gesher is treated as the acquired company for financial statement reporting purposes. The Business Combination is not within the scope of the International Financial Reporting Standards, or IFRS 3 (Business Combinations) because Gesher does not meet the definition of a business and is accounted for within the scope of IFRS 2 (Share-based Payment) as issuing shares by Freightos at the Closing in exchange for stock exchange listing services provided by Gesher. Any difference between the fair value of the shares and warrants issued to Gesher’s shareholders and warrant holders and the fair value of Gesher’s net assets as of the Closing Date is recorded as a listing service expense. The net assets of Freightos and Gesher were stated at historical cost, with no goodwill or other intangible assets recorded.

As a consequence of the Business Combination, Freightos Ordinary Shares and warrants to purchase Freightos Ordinary Shares (the “Freightos Warrants”) are registered under the Securities Exchange Act of 1934, as amended, and listed on The Nasdaq Stock Market LLC (“Nasdaq”), which will require Freightos to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Freightos expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Cayman Reorganization

On May 27, 2022, Freightos Limited, a limited company incorporated and existing under the laws of Hong Kong (“Freightos HK”) completed a reorganization pursuant to which shareholders of Freightos HK exchanged shares in Freightos HK for shares in Freightos Limited, and Freightos HK became a subsidiary of Freightos Limited.

Recent Acquisitions

In December 2021, we acquired the interlining technology and other related assets of a major airline group. Upon the closing of the acquisition, we issued 158,327 Series C preferred shares to the seller. The seller may also earn up to 316,658 Freightos Ordinary Shares, subject to us achieving certain commercial milestones using the acquired interlining platform. The seller agreed to use the interlining platform exclusively for a period of time and will be entitled to a revenue share in connection with the commercialization of the interlining technology.

In December 2021, we acquired all of the membership interests of 7LFreight, a U.S. company engaged in freight rate management SaaS. Upon closing of the acquisition, we paid $4.7 million in cash and issued 359,968 Freightos Ordinary Shares to the sellers. In addition, at closing we agreed to pay the sellers up to an additional $0.6 million in cash and 143,988 Freightos Ordinary Shares, subject to the 7LFreight business achieving certain operating and financial milestones over the two years following closing, of which $0.1 million has been paid and 32,739 Freightos Ordinary Shares have been issued as of the date of this Report, and $0.2 million and 35,997 Freightos Ordinary Shares can still be earned based on the performance of 7LFreight in 2023.

In February 2022, we acquired Clearit Customs Services, Inc. and certain assets from its Canadian affiliate, which collectively operated an online customs clearance business known as Clearit (“Clearit”). Upon closing of the acquisition, we paid $5.0 million in cash and issued 959,907 Freightos Ordinary Shares to the sellers. In addition, at closing we agreed to pay up to an additional $3.5 million in cash, subject to the Clearit business achieving certain operating and financial milestones over the three years following the acquisition, none of which has been paid as of the date of this Report, and of which $2.3 million can still be earned.

Segment Reporting

We operate under two segments, Platform and Solutions.

Platform Segment

In our Platform segment, we generate revenue from facilitating transactions between Buyers and Sellers on our Platform based on flat fees per transaction and/or fees that are a percentage of transaction value (GBV). In addition to freight services, certain ancillary services offered by Sellers, such as insurance and customs brokerage, generate additional revenue. These services often have higher margins than freight services allowing us to generate a higher fee for introducing Buyers. In certain Platform transactions, with respect to U.S. and Canadian customs brokerage services only, a Freightos company is the Seller, while in all other cases the Seller is a third party. Buyers typically pay for access to, and the ability to compare, prices, shipping options and historical performance across multiple Sellers. Our services save Buyers time and money with instant freight quoting, convenient online payments through our payment processing partners, and online booking and management tools.

Our Platform revenue has evolved as our Platform grows and matures. In certain cases, Sellers may utilize our Platform without charge for a limited period of time or benefit from other special arrangements. Overall, our operational Platform revenue take rate ranges from zero to approximately 10% of booking value, with an average of approximately 1.1% during the six months ended June 30, 2023.

Solutions Segment

In our Solutions segment, we generate revenue through our software-as-a-service offerings, which are typically recurring subscriptions priced per user per month or per site per month, depending on the type of product or based on a negotiated global license. This segment also includes subscriptions to our data products, such as Freightos Baltic Index (“FBX”), Freightos Air Index (“FAX”) and custom market pricing data reports, often delivered through our Freightos Terminal product, which are priced per unit of time based on the number of users, granularity of data, number of data points and permitted data usage. We also generate some non-recurring revenue, including revenue from professional services such as data ingestion, engineering, customization and setup. SaaS and data subscription fees are typically collected on a monthly, quarterly or annual basis.

Go-to-Market Strategy

Our go-to-market strategy focuses on:

●	Carriers: Direct sales.
●	Multinational freight forwarding companies: Direct sales. Depending how centralized the freight forwarder is, this includes either direct sales to headquarters for global rollouts, or “land-and- expand” starting at a country or office level and often supported by marketing efforts.
●	Small/midsize freight forwarding companies: Primarily digital advertising and brand marketing. Many small or midsize forwarders start by using our booking portal, which does not require a subscription fee, and then upgrade to paid SaaS.
●	Enterprise shippers: Direct sales, augmented by significant brand marketing, including the marketing benefits of some free data we publish such as the weekly version of the FBX container shipping pricing index.
●	Small/midsize shippers: Inbound marketing, including content marketing, search engine optimization and limited digital advertising.

We believe that our Platform compares favorably to the majority of marketplaces in other industries due to large transaction sizes and high retention of our business-to-business customers.

Geography

Given the global nature of international shipping, we operate in numerous geographies. Our Solutions revenue is strongest in Europe and North America. Importer/exporter bookings on our Platform are strongest in the United States, where we also have a customs brokerage solution. Our airline bookings on our Platform, which are strongest in Europe and the Middle East air hubs, are now growing fast in the United States. While Asian airlines have been slower to digitize than airlines in Europe, the Middle East and North America, we are working to expand both our business segments on a global basis. In many cases, Platform growth significantly outperforms market trends. For example, while IATA data shows that European air cargo exports dropped 6.5% between June 2022 and June 2023, Platform transactions on the same lane grew approximately 40%.

Key financial and operating metrics Platform Segment

For our Platform segment, which is effectively a marketplace, we believe that certain KPIs are important to help understand our business. We monitor the KPIs listed in the table below to evaluate our Platform business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Certain numbers in the following table are presented on a pro forma basis to reflect the acquisitions of Clearit and 7LFreight, which were acquired during or after the periods presented.

	Q1 2021 PE	Q2 2021 PE	Q3 2021 PE	Q4 2021 PE	Q1 2022 PE	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023

	(dollars in thousands)
#Transactions	32,674	57,094	76,141	96,863	114,846	150,244	192,330	210,765	229,211	239,427
GBV	$40,399	$65,674	$84,038	$112,584	$126,225	$155,343	$159,230	$169,967	$168,701	$154,810
#Unique Buyer Users	7,582	9,580	10,053	11,412	12,601	14,936	14,938	15,646	16,226	16,438
#Carriers	22	27	28	28	31	31	32	35	37	37

#Transactions

#Transactions represents the number of bookings for freight services and related services placed by Buyers across our Platform with both third-party Sellers and Clearit. Beginning in the third quarter of 2022, #Transactions include trucking eBookings, which were added to the Platform following the acquisition of 7LFreight. The number of #Transactions booked on the Platform in any given time period is net of transactions canceled during the same time period.

Gross Bookings Value

GBV represents the total value of #Transactions, which is the monetary value of freight and related services contracted between Buyers and Sellers on our Platform, plus related fees charged to Buyers and Sellers, and pass-through payments such as duties. In other words, it is the revenue earned by Sellers via our Platform. GBV is converted to U.S. dollars at the time of each transaction on our Platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume. We believe that this metric reflects the scale of our Platform and our opportunities to generate Platform revenue.

#Unique Buyer Users

#Unique Buyer Users represents the number of individual users placing bookings, typically counted based on unique email logins. The number of Buyers, which counts unique customer businesses, does not reflect the fact that some Buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor #Unique Buyer Users than the number of Buyer businesses. In some cases, this number may be slightly higher than reported as in some organizations a number of users at a business may be using one user profile.

#Carriers

#Carriers represents the number of unique air and ocean carriers who have been sellers of #Transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo #Transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container-load or “LCL” consolidators, but excludes trucking carriers. Carriers are only counted when five bookings or more were conducted with them on the Platform in a quarter.

Solutions Segment

We do not currently utilize supplemental KPIs for our Solutions segment, as we believe revenue provides a good indication of this segment’s performance.

Key Factors Affecting Our Performance

We believe our performance and future success depend on several factors, including those discussed below and in the section of our Annual Report titled “Risk Factors.”

World Trade and Industry Trends

International freight shipping helps to enable world trade, specifically the exchange of goods between countries. We believe that the size of the total addressable market for our Platform is positively correlated with world trade in goods. Since the early 1940s, world trade has increased dramatically in most decades, but the size of our addressable market could contract if world trade is reduced by recession, trade wars, reshoring/ nearshoring and other factors. Historical trends indicate that even following major stressors, such as the 2008 financial crisis, global trade has continued to steadily expand, as presented in the following illustration of the global trade of goods by value, which we created from information available from The World Bank.

Our business is seasonal and as a result, our KPIs, revenues and profitability fluctuate from quarter to quarter. For example, the third and fourth calendar quarters are typically strong in our industry in the ramp up to the Western peak shopping season, while the first quarter is typically weakest.

Smaller importers/exporters tend to adopt our Platform more readily than larger enterprises. Therefore, our Platform may benefit if niche e-commerce vendors and other small- and medium-sized business (“SMB”) importers/exporters continue to flourish, as they have over the past few years, and could potentially be impacted negatively if the industry becomes more consolidated.

We have also observed a trend of more short-term, or spot, bookings for freight services, compared to long-term fixed-price contracts. Our Platform, which focuses on matching Buyers and Sellers for spot transactions, has benefited from this trend.

Shipping Costs

Our GBV is impacted by market rates of air and ocean shipping. Some of our Platform revenue is generated as a percentage of GBV and directly impacted when price levels change, whereas some of our revenue is generated from flat per-transaction fees and not directly impacted by shipping costs, although it’s still impacted by shipping volumes.

The following graphic of our FBX01 index illustrates the volatility of an indicative price for shipping a 40-foot container from East Asia to North American West Coast. We view the FBX01 index as a bellwether trade lane.

Carrier Digitalization

Our Platform is highly dependent on the availability of direct digital connections, known as application programming interfaces (“APIs”), to carriers, which enable instant binding price quotes and bookings. To our knowledge, prior to 2018, no air or ocean carriers had APIs for instant quoting and booking against actual capacity, and price quotes were rarely binding. This is now changing rapidly, first in air cargo transportation and, more recently, in ocean freight transportation.

To some extent, we are able to digitalize freight bookings even when carriers are offline by offering services from freight forwarding companies, without specifying the voyage, but our Platform provides better service and will grow faster if the digitalization of carriers continues. The following graphic shows the carriers who have provided APIs for connection to our Platform to date.

GBV Growth Strategy

We believe that our market opportunity is immense, and we will continue to invest significantly in scaling across all organizational functions in order to enhance our growth prospects. Our growth depends, in part, on our users’ experience, and we continue to invest heavily in research and development to create a modern, stable, fast-performing, user-friendly Platform. We have successfully introduced new features and capabilities on our Platform and plan to continue to do so. We intend to continue to invest in sales and marketing. We have also leveraged complementary acquisitions to expand our user base and improve our offerings.

We believe that investments in growth will have a strong positive impact on our long-term financial results. We intend to implement a responsible expenditure strategy, limiting our spending and therefore our negative free cash flow, while maintaining high gross profit margins and a goal to achieve positive free cash flow with the cash reserves on hand.

The success of our efforts to enhance our long-term growth potential may be impacted by our competition. For additional information, see the section titled “Business — Competition” in our Annual Report.

COVID-19

The COVID-19 pandemic affected the global freight industry in a variety of ways. In 2020, initial lockdowns dramatically reduced shipping volumes for several months. Air cargo was particularly impacted, given the cessation of many passenger flights and the fact that, according to the International Air Transport Association Knowledge Hub, those flights accounted for approximately 50% of global cargo capacity. In 2021, consumer spending on goods, particularly imported goods, recovered strongly and set new records.

The international freight industry achieved record volumes and prices, while encountering significant operational issues as demand for imported goods outstripped the capacity of the global shipping network at every level: ships, port throughput, trucks and storage.

High shipping prices affect our business in a mixed way. While increasing GBV per transaction, higher prices likely decreased #Transactions, as some importers/exporters, especially SMBs, are price sensitive.

Operational issues adversely impact the overall Buyer experience and tend to negatively impact our business. Periodic lockdowns, especially in parts of China, disrupted the manufacturing of goods and the operation of ports and the trucks that supply them.

The COVID-19 pandemic was a positive driver for digitalization in our industry because schedules and rates became more volatile, requiring digital tools that respond quickly. We expected and are observing that this trend toward digitalization is continuing, even as the COVID-19 pandemic abates.

During the spring of 2020, as part of the measures taken to cope with the first wave of the COVID-19 global crisis and the uncertainty at that time, we decided to reorganize our business units, including a workforce reduction. As a result, we recorded reorganization expenses in the amount of $0.9 million, which mostly comprised severance payments, during 2020. As the economy and industry recovered we again expanded our team.

Components of Our Results of Operations

Revenue

Platform Revenue

Platform revenue reflects fees charged to Buyers and Sellers in relation to transactions executed on our Platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the Sellers often pay a pre-negotiated flat fee per transaction. When Sellers transact with a Buyer who is a new customer to the Seller, we may charge a percentage of the booking value as a fee. When we handle payments for transactions on our Platform, Buyer and Sellers will typically pay a percentage fee for the payment handling.

Clearit customs brokerage fees are reported in our Platform segment. We charge flat fees for customs brokerage through Clearit, depending on the mode and complexity, and may charge additional fees for ancillary services.

Solutions Revenue

Solutions revenue is primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders often negotiating flat all- inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data. We also recognize revenue from data subscriptions, including subscriptions to our data reports within our Freightos Terminal, including FBX, FAX and more.

Cost of Revenue

Cost of revenue consists primarily of customer service costs, which include salaries of team members directly involved in supporting our Platform and Solutions service delivery, cloud hosting costs, and direct financial costs, such as credit card processing fees and collection costs.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs, third-party hosting costs and third-party software expenses related to development. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software and platform development that qualifies for capitalization. We make significant investments in research and development to create new product features and launch new products. We believe continued investments in research and development are important to achieve our strategic goals. As a result, we expect research and development expenses to increase in future periods.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of expenses related to personnel-related costs, including sales commissions and travel, which we expense as incurred, and advertising and marketing activities, including external public relations, content and search engine optimization service providers. We make significant investments in sales and marketing to grow our business, including finding and acquiring new clients and driving brand awareness.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related expenses attributable to our finance, legal, human resources and operations functions. General and administrative expenses also include costs related to outside consulting, legal and accounting services, rent and insurance. We expect to continue to invest in our corporate infrastructure and to incur additional expenses associated with operating as a public company, including increased legal and accounting costs, investor relations costs, insurance premiums and compliance costs.

Reorganization Expenses

Reorganization expenses consist primarily of expenses related to workforce reduction carried out during the year ended December 31, 2020 as a result of the COVID-19 pandemic, such as severance payments to employees.

Transaction-Related Costs

Transaction-related costs consist primarily of consulting and professional expenses related to the Business Combination that was signed in May 2022 and closed in January 2023.

Share listing expense

Share listing expense represents non-recurring, non-cash share-based listing expense incurred in connection with the Business Combination.

Change in fair value of warrants

Change in fair value of warrants represents the change in fair value of the Freightos Warrants, which are listed on Nasdaq under the symbol CRGOW.

Finance Income

Finance income consists primarily of changes in the fair value of contingent consideration and of interest income on short-term deposits.

Finance Expenses

Finance expenses consist primarily of bank charges, foreign exchange rate differences, net, and interest expense in respect of our lease liabilities.

Income Taxes

Income taxes consist primarily of income taxes attributable to our subsidiaries in Spain and the Palestinian Authority, which have been profitable in recent years, and, to a limited extent, certain other jurisdictions. Our subsidiaries in Hong Kong and Israel have accumulated significant carry-forward losses for tax purposes in past years, for which we do not recognize deferred tax assets because the utilization of such assets in the foreseeable future is not probable. As we expand our international business activities, any changes in the tax regime of the jurisdictions in which we operate may increase our overall provision for income taxes in the future.

Pursuant to a ruling received by us from the Israel Tax Authority, we are required to register for tax purposes in Israel and, accordingly, will be treated as an Israeli resident company for Israeli tax purposes. The current corporate tax rate in Israel is 23%. However, the corporate tax rate applicable to a company’s income that is eligible for certain tax benefits under Israeli government programs may be considerably lower.

Six months ended June 30, 2023, compared with the six months ended June 30, 2022

Results of Operations

The following tables summarizes Freightos’ historical results of operations for the six months ended June 30 2023 and 2022:

	Six months ended June 30,
(dollars in thousands)	2023	2022
Revenue	$9,916	$9,548
Cost of revenue	4,188	3,768
Gross profit	5,728	5,780
Operating expenses: Research and development	6,014	5,119
Selling and marketing	7,081	4,901
General and administrative	6,079	4,997
Transaction-related costs	3,703	812
Share listing expense	46,717	—
Total operating expenses	69,594	15,829
Operating loss	(63,866)	(10,049)
Change in fair value of warrants	7,404	—
Finance income	1,690	171
Finance expenses	(223)	(306)
Financing income (expenses), net	1,467	(135)
Loss before taxes on income	(54,995)	(10,184)
Income taxes	3	38
Loss	$(54,998)	$(10,222)

Revenue

	Six months ended June 30,
(in thousands, except for percentages)	2023	2022	Change $	Change %
Platform	$3,465	$3,069	$396	13%
percentage of total revenue	35%	32%
Solutions	$6,451	$6,479	$(28)	0%
percentage of total revenue	65%	68%
Total revenue	$9,916	$9,548	$368	4%

Comparison of the Six Months Ended June 30 2023 and 2022

Revenue increased by $0.4 million, or 4%, to $9.9 million for the six months ended June 30, 2023, compared to $9.5 million for the six months ended June 30, 2022.

Platform revenue increased by $0.4 million, or 13%, to $3.5 million for the six months ended June 30, 2023, compared to $3.1 million for the six months ended June 30, 2022. The increase was primarily a result of an increase in the number of transactions associated with a fee per transaction (revenue).

Solutions revenue was essentially flat at $6.5 million for the six months ended June 30, 2023, compared to $6.5 million for the six months ended June 30, 2022.

Cost of Revenue

	Six months ended June 30,
(in thousands, except for percentages)	2023	2022	Change $	Change %
Cost of revenue	$4,188	$3,768	$420	11%
Total gross margins	58%	61%

Comparison of the Six Months Ended June 30, 2023 and 2022

Cost of revenue increased by $0.4 million, or 11%, to $4.2 million for the six months ended June 30, 2023, compared to $3.8 million for the six months ended June 30, 2022. The increase was primarily due to an increase of $0.2 million in labor costs, an increase of $0.1 million in server expense and an increase of $0.1 million in depreciation and amortization.

Research and Development

	Six months ended June 30,
(in thousands, except for percentage)	2023	2022	Change $	Change %
Research and development	$6,014	$5,119	$895	17%

Comparison of the Six Months Ended June 30, 2023 and 2022

Research and development expenses increased by $0.9 million, or 17%, to $6.0 million for the six months ended June 30, 2023, compared to $5.1 million for the six months ended June 30, 2022. The increase was primarily due to an increase of $0.6 million in labor costs and an increase of $0.2 million in share-based compensation.

Selling and Marketing

	Six months ended June 30,
(in thousands, except for percentage)	2023	2022	Change $	Change %
Selling and marketing	$7,081	$4,901	$2,180	44%

Comparison of the Six Months Ended June 30, 2023 and 2022

Selling and marketing expenses increased by $2.2 million, or 44%, to $7.1 million for the six months ended June 30, 2023, compared to $4.9 million for the six months ended June 30, 2022. The increase was primarily due to an increase in labor expenses of $1.3 million, an increase in digital advertising of $0.2 million and an increase of $0.2 million in travel expenses.

General and Administrative

	Six months ended June 30,
(in thousands, except for percentage)	2023	2022	Change $	Change %
General and administrative	$6,079	$4,997	$1,082	22%

Comparison of the Six Months Ended June 30, 2023 and 2022

General and administrative expenses increased by $1.1 million, or 22%, to $6.1 million for the six months ended June 30, 2023, compared to $5.0 million for the six months ended June 30, 2022. The increase was primarily due to an increase in directors and officers’ insurance premiums of $0.8 million, an increase in labor expenses of $0.4 million, mainly one time bonuses associated with the Business Combination, and an increase in consulting expenses of $0.3 million, partially offset by a change in fair value of contingent consideration of $0.6 million.

Transaction-Related costs

	Six months ended June 30,
(in thousands, except for percentage)	2023	2022	Change $	Change %
Transaction-related costs	$3,703	$812	$2,891	356%

Comparison of the Six Months Ended June 30, 2023 and 2022

Transaction-related costs increased by $2.9 million, or 356%, to $3.7 million for the six months ended June 30, 2023, compared to $0.8 million for the six months ended June 30, 2022 due to the costs incurred in connection with the Business Combination that was completed in January 2023.

Share-Listing Expenses

	Six months ended June 30,
(in thousands, except for percentage)	2023	2022	Change $	Change %
Share listing expense	$46,717	$—	$46,717	100%

Comparison of the Six Months Ended June 30, 2023 and 2022

Share listing expense was $46.7 million for the six months ended June 30, 2023 related to non-recurring, non-cash, share-based listing expense incurred in connection with the Business Combination. There was no corresponding expense in the six months ended June 30, 2022.

Change in Fair Value of Warrants

	Six months ended June 30,
(in thousands, except for percentage)	2023	2022	Change $	Change %
Change in fair value of warrants	$7,404	$—	$7,404	100%

Comparison of the Six Months Ended June 30, 2023 and 2022

Change in fair value of warrants was $7.4 million for the six months ended June 30, 2023 related to the change in fair value of the Freightos Warrants and there was no corresponding change in the six months ended June 30, 2022.

Finance Income

	Six months ended June 30,
(in thousands, except for percentage)	2023	2022	Change $	Change %
Finance income	$1,690	$171	$1,519	888%

Comparison of the Six Months Ended June 30, 2023 and 2022

Finance income increased by $ 1.5 million, or 888%, to $1.7 million for the six months ended June 30, 2023, compared to $0.2 million for the six months ended June 30, 2022. The increase was primarily due to an increase in interest on bank deposits of $1.4 million.

Finance Expenses

	Six months ended June 30,
(in thousands, except for percentage)	2023	2022	Change $	Change %
Finance expenses	$(223)	$(306)	$83	(27)%

Comparison of the Six Months Ended June 30, 2023 and 2022

Finance expenses decreased by $0.1 million, or 27%, to $0.2 million for the six months ended June 30, 2023, compared to $0.3 million for the six months ended June 30, 2022. The decrease was primarily due to a decrease in hedging expenses of $0.1 million.

Income Taxes

	Six months ended June 30,
(in thousands, except for percentage)	2023	2022	Change $	Change %
Income taxes	$3	$38	$(35)	(92)%

Comparison of the Six Months Ended June 30, 2023 and 2022

Income taxes were essentially even for the six months ended June 30, 2023 with income taxes for the six months ended June 30, 2022.

Non-IFRS Financial Measures

Our management team uses net loss before income taxes, finance income, finance expense, share-based payment expense, depreciation & amortization, operating expense settled by issuance of shares and transaction related costs (“EBITDA”), a non-IFRS financial measure, to evaluate our operating performance and make strategic decisions. We believe that EBITDA provides useful information to investors and others in understanding and evaluating our operating results because it provides a supplemental measure of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies.

However, EBITDA is presented for supplemental information purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

The following table provides a reconciliation of net loss to Adjusted EBITDA for the time periods presented:

	Six Months Ended
	June 30,
(dollars in thousands)	2023	2022
Loss	$(54,998)	$(10,222)
Income taxes	3	38
Finance income	(1,690)	(171)
Finance expenses	223	306
Change in fair value of warrants	(7,404)	—
Operating loss	(63,866)	(10,049)
Share-based payment expense	1,128	732
Depreciation and amortization	1,362	1,129
Share listing expense	46,717	—
Non-recurring expenses	499	—
Redomicile costs	—	516
Transaction-related costs	3,703	812
Changes in the fair value of contingent consideration	(642)	—
Reorganization expenses	—	—
Operating expense settled by issuance of shares .	—	—
Adjusted EBITDA	$(11,099)	$(6,860)

Comparison of the Six Months Ended June 30, 2023 and 2022

Adjusted EBITDA decreased by $4.2 million, or 62%, to $(11.1) million for the six months ended June 30, 2023, compared to $(6.9) million for the six months ended June 30, 2022. The decrease was primarily due to an increase in loss, an increase in change in fair value of warrants and an increase in finance income offset by an increase in share listing expenses and transaction related costs.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through equity financing.

Our cash, cash equivalents, bank deposits and short-term investments were $60.9 million as of June 30, 2023, an increase of $54.4 million, compared to $6.5 million as of December 31, 2022 as a result of the proceeds we received in connection with the Business Combination. In addition, we had restricted deposits to secure payments to airlines, to support currency hedging activity, a bank guarantee and credit cards, that amounted to $1.6 million in the aggregate as of June 30, 2023, an increase of $0.6 million from $1.0 million as of December 31, 2022.

The development and commercialization of our Platform and Solutions segments will continue to require substantial expenditures and we are reliant upon continued investments from existing and new shareholders to fund operations.

In April 2022, we, through our Israeli subsidiary, entered into a loan agreement and related agreements with Bank Hapoalim, pursuant to which we were able to borrow up to $6.0 million based on our monthly recurring revenue generated by our SaaS business at an interest rate of Term SOFR plus 3.55% per annum. In connection with this loan, we pledged the following: (1) a first ranking floating charge, unlimited in amount, over all the assets of our Israeli subsidiary and a fixed charge over our Israeli subsidiary’s registered and unissued share capital; (2) a first ranking fixed charge, unlimited in amount, over our Israeli subsidiary’s intellectual property rights; (3) a first ranking fixed charge, unlimited in amount, over contractual rights to amounts owed to our Israeli subsidiary by our U.S. subsidiary, our Hong Kong subsidiary and WebCargo. The Israeli subsidiary did not make any borrowings under this facility, and the loan facility was terminated in February 2023.

In October 2022, we, through our Israeli subsidiary, entered into a term loan agreement with Bank Hapoalim, pursuant to which we borrowed $2.5 million through the end of October 2022, to be repaid no later than March 31, 2023. The term loan bore interest at the Term SOFR rate plus 6.0% per annum payable monthly. The term loan was repaid in full in January 2023. Refer to Note 15 of our consolidated financial statements included elsewhere in this Report.

Our primary requirements for liquidity and capital resources are to finance research and development and selling and marketing expenses that drive growth, as well as working capital, capital expenditures and general corporate purposes.

Our capital expenditures consist primarily of computers, peripheral equipment and leasehold improvements from time to time on our leased offices. Capital expenditures were $0.1 million for the six months ended June 30, 2023, compared to $0.2 for the six months ended June 30, 2022.

In March 2021, we issued 4,178,094 Series C preferred shares for an aggregate amount of $26.4 million. In January 2023, we raised approximately $82.4 million in connection with the Closing, after expenses. We will not receive any proceeds from the sale of the Freightos Warrants (each of which is generally exercisable for $11.50 per share) or Freightos Ordinary Shares by certain of our securityholders (the “Selling Securityholders”) except with respect to amounts received by us due to the exercise of warrants. However, given the recent price volatility of Freightos Ordinary Shares and relative lack of liquidity in our stock, there is no certainty that warrant holders will exercise their warrants and, accordingly, we may not receive any proceeds in relation to our outstanding warrants. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of Freightos Ordinary Shares. If the market price for our Freightos Ordinary Shares is lower than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As a result, we do not expect to rely on the cash exercise of Freightos Warrants to fund our operations and cannot depend on such proceeds to support working capital and capital expenditure requirements for the next twelve months. We will continue to evaluate the probability of Freightos Warrant exercises and the merit of including potential cash proceeds from the exercise of the Freightos Warrants in future liquidity projections. We currently expect to rely on the sources of funding described in this Report, and any future financings, if available on reasonable terms or at all. As of September 8, 2023, the closing price of our Freightos Ordinary Shares was $2.63 per share.

Despite the possibility that Freightos Warrant holders may choose not to exercise their Freightos Warrants for so long as the Freightos Warrants remain out-of-the money, we believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months.

The Freightos Ordinary Shares being offered for resale by the Selling Securityholders pursuant to a registration statement on Form F-1 (the “Resale Registration Statement”) represent approximately 65.0% of the outstanding Freightos Ordinary Shares as of the date of this Report, assuming the exercise of all Freightos Warrants. Given the substantial number of Freightos Ordinary Shares being registered for potential resale by Selling Securityholders pursuant to Resale Registration Statement, the sale of shares by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of the Freightos Ordinary Shares or result in a significant decline in it. Additionally, while the Selling Securityholders may experience a positive rate of return on their investment in the Freightos Ordinary Shares, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in their purchase prices and the trading price.

The sale of Freightos Ordinary Shares in the public market or otherwise, or the perception that such sales could occur, could harm the prevailing market price of the Freightos Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate. Resales of the Freightos Ordinary Shares may cause the market price of our securities to drop significantly, even if our business is doing well.

Our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of Freightos Ordinary Shares by Selling Securityholders, which could result in a significant decline in the trading price of the Freightos Ordinary Shares and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our operations. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors” included in our Annual Report.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
(in thousands)	2023	2022
Net cash used in operating activities	$(18,809)	$(7,003)
Net cash provided by (used in) investing activities	(51,470)	(4,989)
Net cash provided by (used in) financing activities	73,272	(281)
Exchange differences on balances of cash and cash equivalents	(191)	(371)
Increase (decrease) in cash and cash equivalents	$2,802	$(12,644)

Net Cash Used In Operating Activities

Six months ended June 30, 2023, compared with June 30, 2022

Net cash used in operating activities was $18.8 million for the six months ended June 30, 2023, an increase of $11.8 million, compared to the net cash used in operating activities of $7.0 million for the six months ended June 30, 2022. The increase primarily resulted from an increase in loss of $44.8 million, a decrease in fair value of warrants of $7.4 million, a change in finance expense (income), net of $1.5 million and a change in the aggregated amount of changes in asset and liability items of $5.3 million, offset by an increase in share listing expense of $46.7 million.

Net Cash Provided By (Used In) Investing Activities

Six months ended June 30, 2023, compared with June 30, 2022

Net cash used in investing activities was $51.5 million for the six months ended June 30, 2023, an increase of $46.5 million, compared to the net cash used in investing activities of $5.0 million for the six months ended June 30, 2022. The increase primarily resulted from an increase in short-term investments of $30.9 million and an increase in short-term bank deposits of $20.0 million offset by a decrease of $4.2 million related to our acquisition of Clearit in February 2022.

Net Cash Provided By (Used In) Financing Activities

Six months ended June 30, 2023, compared with June 30, 2022

Net cash provided from financing activities was $73.3 million for the six months ended June 30, 2023, an increase of $73.6 million, compared to the net cash used in financing activities of $0.3 million for the six months ended June 30, 2022. The increase primarily resulted from an increase in proceeds from the issuance of share capital and warrants of $76.0 million offset by a repayment of short-term bank loan and credit of $2.5 million.

Contractual Obligations and Other Commitments

We have various contractual obligations and commercial commitments that are recorded as liabilities in our financial statements. In addition, we have contingent contractual obligations to issue shares as part of certain arrangements, subject to meeting certain business and financial performance indicators in the next few years. These arrangements include contingent obligations to issue up to 316,658 Freightos Ordinary Shares as part of the acquisition of certain interlining technology assets and up to 261,216 Freightos Ordinary Shares to each of the two airline groups and up to 201,849 Freightos Ordinary Shares to the third airline group member of the Digital Air Cargo Council. In addition, we paid the seller of 7Lfreight $0.1 million in cash and issued 32,739 Freightos Ordinary Shares as a result of 7Lfreight achieving certain operating and financial milestones during the year 2022. We may pay up to an additional $0.2 million in cash and issue up to an additional 35,997 Freightos Ordinary Shares to the seller of 7Lfreight, subject to the 7Lfreight business achieving certain operating and financial milestones for the three-month period ending September 30, 2023. As of June 30, 2023 and December 31, 2022, the fair value of this contingent consideration was recorded as a liability in our financial statements. In addition, we may pay the sellers of Clearit up to $2.3 million, subject to the Clearit business achieving certain operating and financial milestones in 2023 and 2024. As of June 30, 2023 and December 31, 2022, the fair value of this contingent consideration was recorded as a liability in the financial statements.

As of June 30, 2023 Freightos has contractual, undiscounted lease liabilities of:

(dollars in thousands)
Remainder of 2023	370
2024	456
2025	63
2026	20
Total	$909

Off-Balance Sheet Arrangements

As of June 30, 2023, we had outstanding unfulfilled orders placed with our Platform Sellers of approximately $0.5 million (compared to $0.6 million as of December 31, 2022) for which Buyers’ funds were not yet collected and, therefore, no liability was recorded in our financial statements. These amounts will be recorded as liabilities once the shipments are delivered, at which time we will also record receivables from the respective Buyers.

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 3 to our audited consolidated financial statements in our Annual Report and Note 2d to our interim unaudited consolidated financial statements, included in Exhibit 99.1 to this Report.